EXHIBIT 12.1
Calculation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Excluding interest on Deposits
Earnings:
Earnings before income taxes	(89,976)	(94,885)	(103,448)	(36,460)	105,720	93,945	59,640
Fixed charges and preferred dividends	6,936	16,777	21,154	22,158	14,747	9,049	7,423
Earnings	(83,040)	(78,108)	(82,294)	(14,302)	120,467	102,994	67,063
Fixed Charges:
Interest expense	5,570	15,513	19,429	20,593	13,393	7,919	6,349
Preference dividends and discount accretion	—	—	—	—	—	—	—
Portion of long-term lease expense representative of the interest factor	1,366	1,264	1,725	1,565	1,354	1,130	1,074
Total interest expense	6,936	16,777	21,154	22,158	14,747	9,049	7,423
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	—	—	—	—	8.17	11.38	9.03

Including interest on Deposits
Earnings:
Earnings before income taxes	(89,976)	(94,885)	(103,448)	(36,460)	105,720	93,945	59,640
Fixed charges and preferred dividends	69,722	81,476	105,507	130,675	108,300	63,980	33,726
Earnings	(20,204)	(13,409)	2,059	94,215	214,020	157,925	93,366
Fixed Charges:
Interest expense	68,406	80,212	103,782	129,110	106,946	62,850	32,652
Preference dividends and discount accretion	—	—	—	—	—	—	—
Portion of long-term lease expense representative of the interest factor	1,366	1,264	1,725	1,565	1,354	1,130	1,074
Total interest expense	69,772	81,476	105,507	130,675	108,300	63,980	33,726
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	—	—	0.02	0.72	1.98	2.47	2.77